Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

Senior IB Leaders Call Script

•	Good [morning] and thank you for joining me.

•	I know that some of you have been briefed about the news, but since not everyone has been brought up to speed, I wanted to take a moment and address this group together.

•	I also wanted to make sure our leadership team is unified as we communicate this important news.

•	Earlier today, CVS Health and Aetna issued a joint press release announcing that CVS Health has agreed to acquire Aetna.

•	This transaction is very exciting for the future of our company. It marks the next step on our journey, and will position Aetna and CVS Health to revolutionize the consumer health care experience.

•	We will combine Aetna’s industry-leading health care benefits and services with CVS Health’s 9,700 retail locations, 1,100 clinics and integrated pharmacy capabilities to become the trusted front door to health care.

•	Together we plan to build an entirely new health care concept that will deliver a better experience, reduce costs and improve access to trusted health care experts in communities across the country.

•	CVS Health and Aetna are committed to utilizing CVS Health’s retail locations as community health hubs for Aetna members and other consumers. These hubs will provide a new health care solution dedicated to improving consumer wellbeing and answering questions about health, prescription drugs and health care benefits.

•	Our in-store presence will provide an opportunity to redefine the way we interact with customers, allowing us to develop trust, loyalty and lifetime relationships. This will help us retain and grow membership.

•	We also will deliver care through CVS Health’s network of 1,100 in-store clinics, which are significantly less expensive than traditional health care delivery settings.

•	Integration of CVS Health’s pharmacy services and Aetna’s clinical data, analytics and care management capabilities will improve medication adherence and care plan compliance while uncovering new ways to impact our members’ health.

•	Together, our solutions will help offset the rising costs of prescription drugs.

•	Combining Aetna’s clinical data and digital assets with CVS Health’s pharmacy data and mobile tools will allow consumers to schedule appointments, manage medications, access their personal health data and communicate with health care professionals.

•	CVS Health is acquiring Aetna because it believes in the exceptional value that our employees provide to our members and partners. We have very different but complementary strengths, and the work of our employees will continue to be important in the combined company.

•	Together, we will provide greater value to the people we serve, building on our distinguished history and positioning our business for growth and leadership for many years to come.

•	At the completion of the transaction, we will operate as a separate business unit of CVS Health that will be led by members of Aetna’s current management team. This continuity will ensure that we continue to meet our commitments to the millions of people we serve.

•	While this is an exciting transaction, it is business as usual.

•	Today’s announcement is just the first step in the process, and we expect the transaction to close in the second half of 2018. Until then, Aetna and CVS Health will continue to operate in every respect as two independent companies. Even after the transaction closes, it will take time for the companies to completely integrate and for change to occur.

•	We have prepared a robust communication plan that covers all our key audiences.

•	We also are going to invite all Aetna employees to join a town hall meeting on Monday, December 4 at 2 p.m. Eastern, when we will give an overview of the transaction and address questions.

•	Finally, when you speak with your teams, please make sure that you reinforce our messaging about the transaction. The three main points are:

1.	This combination is a positive development. The proposed transaction is the next step in our journey and will allow us to better meet the needs of the people we serve.

2.	CVS Health believes in the immense value of our people and capabilities. Aetna’s talent is vital to the combined company’s success. This transaction will offer many new exciting opportunities for Aetna employees.

3.	No changes will take place immediately. The required approvals and integration planning can take many months to complete. During this time, we will continue to operate in every respect as separate companies.

•	We know that our employees will have a lot of questions about jobs and other topics, and we are committed to updating them as the plan progresses.

•	I ask that you be proactive: Listen to your teams, and please let us know what is on their minds. It’s also important that we all stay focused on the business – and encourage our employees to do the same.

•	I will now open up the call for questions.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS

Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.